Exhibit 3

Buenos Aires, May 10, 2011

Mr. Alejandro Vanoli
President of the Argentine
Securities and Exchange
Commission (Comisión Nacional de Valores)

Re: Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.). Financial Statements 2011 1st quarter - Approval

Dear Mr. Vanoli,

This letter is addressed to you, in compliance with the provisions of Chapter XXIII, Article 1, subparagraph b.4) of the Rules of the Commission (text as per Res. No. 368/01), to submit the abstract of the relevant part of Minutes No. 323 of Board of Directors’ Meeting held on May 9, 2011 at Avda. del Libertador 6363, 11th floor, City of Buenos Aires, in relation to the Board of Directors’ approval of the THIRD ITEM of the agenda: 3) Consideration of the General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Supplemental Documents, Informative Report, Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certifying Accountant and the Supervisory Committee, all with respect to the first quarter of the fiscal year ended March 31, 2011.

Yours sincerely,

María Belén Gabutti
Agent

CONSIDERATION OF THE GENERAL BALANCE SHEET, STATEMENT OF INCOME, STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, STATEMENT OF CASH FLOWS, SUPPLEMENTAL DOCUMENTS, INFORMATIVE REPORT, INFORMATION REQUIRED UNDER SECTION 68 OF THE REGULATIONS OF THE BUENOS AIRES STOCK EXCHANGE, REPORTS OF THE CERTIFYING ACCOUNTANT AND THE SUPERVISORY COMMITTEE, ALL WITH RESPECT TO THE FIRST QUARTER OF THE FISCAL YEAR ENDED MARCH 31, 2011.

ABSTRACT OF RELEVANT PART OF EDENOR S.A’S MINUTES No. 323

MINUTES No. 323: In the City of Buenos Aires, on May 9, 2011, at 11 a.m., the undersigning Directors of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor S.A.) (the “Company”) held a meeting at Avda. del Libertador 6363, 11th floor, City of Buenos Aires. The meeting was chaired by the Chairman of the Board of Directors, Alejandro Macfarlane, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors […] the THIRD ITEM of the Agenda: 2) Consideration of the General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Supplemental Documents, Informative Report, Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certifying Accountant and the Supervisory Committee, all with respect to the first quarter of the fiscal year ended March 31, 2011. The Chairman gave the floor again to Mr. Ruíz who detailed the figures of the Balance Sheet and informed that TOTAL ASSETS totaled AR$MM 5,414.6 at 2011 fiscal year-end as compared to 5,031.7 at 2010 fiscal year-end, representing a 7.6% increase, mainly deriving from an increase in permanent investments, while TOTAL LIABILITIES recorded AR$MM 2,923.6 at 2010 year-end as compared to AR$MM 3,334.7, representing a 14% increase, mainly due to loans taken and PUREE values retained by the Company as temporary offset of MCM pending authorization to be applied to rates.

As regards the Statement of Income the following line items were highlighted:

INCOME FROM SERVICES RENDERED

This line item includes net sales of penalties, fines and discounts, late payment surcharges, proceeds from the right to use posts and connections and reconnections charges. During the fiscal year under analysis, it totaled AR$MM 592,1. During the last quarter, it reached AR$MM 521,6. As compared to the previous fiscal year, it increased by AR$MM 18,6 basically in sales of energy, equal to a 3.24% increase.

INCOME FROM SERVICES RENDERED
This line item includes net sales of penalties, fines and discounts, late payment surcharges, proceeds from the right to use posts and connections and reconnections charges. During the fiscal year under analysis, it totaled AR$MM 573,5.
As compared to the previous fiscal year, it increased by AR$MM 21,6 basically in sales of energy, equal to a 3.91% increase.

PURCHASES OF ENERGY
Purchases of energy increased by 6.21%, from AR$MM 280,3 to AR$MM 297,7, mainly due to a price effect, as net units purchased were 3.2% higher than in 2010.
Average unit purchase price was recorded at AR$65,8 MWh in 2011 as compared to AR$63,5 MWh disclosed in the same period in 2010.

OPERATING COSTS
These costs recorded an aggregate increase of AR$MM 21,8, i.e., a 9.4% higher than that of the previous year, and recorded a 12.7% decrease as compared to the last quarter, broken down as follows:

·   Transmission and distribution costs: their increase totaled AR$MM 16,5 made up of salary and social security payables and services hired.
·   Administrative expenses: their increase totaled AR$MM 5,8 made up of salary and social security payables, and an increase in outsourcing and rent payments.
·   Marketing expenses: their trend is steady with a net decrease of AR$MM 0,4 due to a reduced charge in bad debts provision.

FINANCIAL INCOME/LOSS
·   Generated by assets: AR$MM 8,4 income was recorded, resulting from income/(loss) from holdings, income from interest earned on placements, exchange differences, offset by the ITF.
·   Generated by liabilities: AR$MM 62,7 loss was recorded, mainly as a consequence of accrued interest, changes in exchange rate and the ITF.
Net financial income/(loss) recorded AR$MM 54,2 loss, as compared to AR$MM 47,5 recorded during the same period of the previous year.

INCOME TAX
It recorded AR$MM 5,9 positive charge considerably lower than the AR$MM 12,4 negative charge of the previous period, mainly due to the loss recorded during the fiscal year.

Income tax is calculated by applying the deferred tax method intended to balance tax burden registration with accounting recognition pursuant to accounting rules that may differ from the tax treatment.

As of closing date, the Statement of Changes in Shareholders’ Equity totaled AR$MM 2,079.9, During the year, the following accounting transactions took place: Loss for the period for AR$MM 28,3.

Statement of Cash Flows

During the fiscal year, it recorded an decrease in cash flows (cash + investments not exceeding 3 months) by AR$MM 469,6 after investments in property, plant and equipment for AR$MM 48,7, and net decrease in debts for AR$MM 257,1 and purchase of subsidiaries for AR$MM 569,1 and loans granted for the restructuring of their financial liabilities for AR$MM 280,0. Funds generated by operating transactions amounted to AR$MM 163,9.

In the first quarter, cash flow recorded an increase, with AR$MM 66 increase in funds generated by PUREE.

SUBSEQUENT EVENTS

Three significant events took place after March 31 as described in a note of the financial statements, to wit:

(a) Reinstatement of issue of Notes due 2022 with a placement of U.S.$MM 69,7

(b) SWAP agreements for the amount of the reinstatement above for interest payable in 2011 and 2012

(c) Refinancing of loans granted to companies purchased for AR$MM 280

After discussion moved by the Chairman, the Board of Directors unanimously decided to approve all documents submitted for consideration in that item of the Agenda, which were to be transcribed in the Company’s corporate books.

[…] There being no further issues to transact, the meeting was adjourned at 14:30 p.m.”. Signed by Messrs. Alejandro Macfarlane; Damian Mindlin; Gustavo Mariani; Rogelio Pagano; Maximiliano Fernández; Eduardo Llanos; Edgardo Volosín; Ricardo Torres; Eduardo Quiles; Daniel Abelovich and Jorge Pardo.

María Belén Gabutti Agent